62 La Salle Road, Suite 304

West Hartford, CT  06107

September 4, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Arcade China Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-172953)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request that the above-captioned registration statement, together with all exhibits (the “Registration Statement”), be immediately withdrawn.

The Company is requesting withdrawal of the Registration Statement because it has decided not to pursue the offering to which the Registration Statement relates. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein as it was never declared effective by the Commission.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Fran Stoller, at (212) 214-0706. If you have any questions or require further information, please contact Ms. Stoller at (212) 407-4935.

Very truly yours,

Arcade China Acquisition Corp.

/s/ John M. Chapman

John M. Chapman

Chief Financial Officer